SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 14, 2008

BARCLAYS PLC and

BARCLAYS BANK PLC

(Registrant’s Name)

1 Churchill Place

London E14 5HP

England

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

EXHIBIT INDEX

Update on Capital, Dividend and Current Trading, dated October 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC

By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Deputy Company Secretary

BARCLAYS BANK PLC

By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Joint Secretary

Date: October 14, 2008

This announcement is not for distribution directly or indirectly in or into any jurisdiction into which the same would be unlawful.

13 October 2008

BARCLAYS PLC

Update on capital, dividend and current trading

Following the announcement made by the UK Government on 8 October 2008 in relation to UK banking sector capital and funding, Barclays has been in detailed discussions with the UK Financial Services Authority (“FSA”) and HM Treasury.

Capital and dividend

Barclays is well capitalised, profitable and has access to the liquidity required to support its business. Taking into account the new higher capital targets which the FSA has set for all UK banks, the Board has determined that it will raise in excess of £6.5bn of Tier 1 Capital. This would result in a pro forma Tier 1 Capital ratio as at 30 June 2008 of over 11%.

Given the strength of Barclays well diversified business and the existing capital base, the Board expects that the additional capital will be raised from investors without calling on the Government funding which has been offered to UK Banks. Accordingly, a plan has been agreed with and approved by the FSA which envisages:

•	The issue of preference shares to raise c£3bn by 31 December 2008 as Barclays contribution to the commitment made by UK banks to increase Tier 1 capital by £25 billion in aggregate by year-end.

•

The issue of new ordinary shares to raise £0.6bn ($1bn) as announced on 17 September as part of our announcement concerning the acquisition of Lehman Brothers North American investment banking and capital markets businesses (‘the Lehman Acquisition’).

•

The issue of new ordinary shares to raise a further c£3bn as soon as practicable after the announcement of our full year 2008 results and our intention is that this should be before 31 March 2009. The offer of such shares will be structured so as to give existing shareholders full rights of participation.

•	Balance sheet management and operational efficiencies to release at least a further £1.5bn in equity resources.

As part of the above issuance of shares, Barclays has agreement in principle with an existing shareholder to contribute £1bn in new capital, to be allocated between the component parts listed above.

In the light of the new capital ratios agreed with the FSA and in recognition of the need to maximise capital resources in the current economic climate, the Board of Barclays has concluded that it would not be appropriate to recommend the payment of a final dividend for 2008. This dividend, amounting to c£2bn, would otherwise have been payable in April 2009. Our intention is to resume dividend payments in the second half of 2009.

The effect of the above is that more than £6.5bn is raised through capital issuance and at least a further £3.5bn through dividend and other actions.

In the event that any of the proposed capital issuances do not proceed, Barclays, along with the other UK banks, would be eligible to have access to the capital facilities announced by the UK Government on 8 October 2008. The terms of such facilities would be negotiated at the time and may be on terms less favourable than those made available today. The UK Government has also confirmed that Barclays is eligible to use the extended facilities with the Bank of England and the UK Government guarantee of term unsecured issuance which have been made available to UK Banks.

Current trading

We will provide our usual Interim Management Statement on 18 November 2008. When we announced the Lehman Acquisition on 17 September 2008, we commented that Barclays had traded satisfactorily during the months of July and August. In the month of September, profit before tax very significantly exceeded the monthly run rate for the first half of the year, with strong contributions from Global Retail and Commercial Banking and from Investment Banking and Investment Management, and strong inflows of new customers and customer deposits.

-ENDS-

For further information please contact:

Investor Relations Mark Merson +44 (0) 20 7116 5752 John McIvor +44 (0) 20 7116 2929	Media Relations Howell James +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people. Barclays moves, lends, invests and protects money for over 47 million customers and clients worldwide. For further information about Barclays, please visit our website http://www.barclays.com.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘will’, ‘would’, ‘could’, ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘envisage’, ‘estimate’, ‘intend’, ‘intention’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, plans to raise additional capital without calling on the Government funding specified herein, plans with respect to dividend payments, and plans and objectives for future operations of Barclays and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.